(As filed on February 27, 2003)

                                                               File No. 70-10106



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 1
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               AMEREN CORPORATION
                             UNION ELECTRIC COMPANY
                             AMEREN SERVICES COMPANY
                               AMEREN ENERGY, INC.
                           AMEREN DEVELOPMENT COMPANY
                                AMEREN ERC, INC.
                       AMEREN ENERGY COMMUNICATIONS, INC.
                         AMEREN ENERGY RESOURCES COMPANY
                        AMEREN ENERGY DEVELOPMENT COMPANY
                        AMEREN ENERGY GENERATING COMPANY
                         AMEREN ENERGY MARKETING COMPANY
                    AMEREN ENERGY FUELS AND SERVICES COMPANY
                          ILLINOIS MATERIALS SUPPLY CO.
                     UNION ELECTRIC DEVELOPMENT CORPORATION
                          AFS DEVELOPMENT COMPANY, LLC
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                            CIPSCO INVESTMENT COMPANY
                              607 East Adams Street
                           Springfield, Illinois 62739

                                  CILCORP INC.
                         CENTRAL ILLINOIS LIGHT COMPANY
                        CENTRAL ILLINOIS GENERATION, INC.
                       CILCORP INVESTMENT MANAGEMENT INC.
                              CILCORP VENTURES INC.
                          CILCORP ENERGY SERVICES INC.
                              QST ENTERPRISES INC.
                    CILCO EXPLORATION AND DEVELOPMENT COMPANY
                            CILCO ENERGY CORPORATION
                               300 Liberty Street
                             Peoria, Illinois 61602

                AMERENENERGY MEDINA VALLEY COGEN (NO. 4), L.L.C.
                AMERENENERGY MEDINA VALLEY COGEN (NO. 2), L.L.C.
                    AMERENENERGY MEDINA VALLEY COGEN, L.L.C.
                  AMERENENERGY MEDINA VALLEY OPERATIONS, L.L.C.
                                  P.O. Box 230
                         Mossville, Illinois 61552-0230

             (Names of companies filing this statement and addresses
                         of principal executive offices)
              -----------------------------------------------------

                               AMEREN CORPORATION

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

              Steven R. Sullivan, Vice President Regulatory Policy,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)
            --------------------------------------------------------

           The Commission is requested to mail copies of all orders,
                      notices and other communications to:

Ronald K. Evans,                         William T. Baker, Jr., Esq.
Managing Associate General Counsel       Thelen Reid & Priest LLP
Ameren Services Company                  875 Third Avenue
1901 Chouteau Avenue                     New York, New York  10022
St. Louis, Missouri 63103

     The Application/Declaration filed in this proceeding on November 20, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

          1.1  Introduction - Description of Applicants.

               (a) Ameren and Its Utility Subsidiaries. Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren directly owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS"), and indirectly through CILCORP Inc. ("CILCORP"), an exempt holding company, owns all of the issued and outstanding common stock of Central Illinois Light Company, d/b/a AmerenCILCO ("AmerenCILCO").(1) Together, AmerenUE, AmerenCIPS and AmerenCILCO provide retail and wholesale electric service to approximately 1.7 million customers and retail natural gas service to approximately 500,000 customers in parts of Missouri and Illinois.

          In addition to the foregoing, AmerenCILCO owns all of the issued and outstanding common stock of Central Illinois Generation, Inc. ("CIGI"), which is currently an "exempt wholesale generator" ("EWG") under Section 32 of the Act. As explained in the CILCORP Order, CIGI was formed by AmerenCILCO in November 2001 in order to facilitate the restructuring of AmerenCILCO in accordance with the Illinois Electric Service Customer Choice and Rate Relief Law of 1997 ("Customer Choice Law"). AmerenCILCO intends to transfer substantially all of its generating assets to CIGI, at which time CIGI will relinquish its EWG status and therefore become an additional electric utility subsidiary of Ameren.

               (b) Direct Non-Utility Subsidiaries of Ameren. Ameren has five direct wholly-owned non-utility subsidiaries (in addition to CILCORP), as follows:

o Ameren Services Company ("Ameren Services"), a service company subsidiary, which provides administrative, management and technical services to Ameren and its associate companies in the Ameren system;

o Ameren Development Company ("Ameren Development"), an intermediate non-utility holding company, which directly and indirectly owns all of the outstanding stock of two "energy-related companies" under Rule 58 (Ameren ERC, Inc. ("Ameren ERC"), which provides energy management services, and Missouri Central Railroad, a fuel transportation subsidiary) and Ameren


-------------------

(1) Ameren completed its acquisition of all of the issued and outstanding common stock of CILCORP, the direct parent of AmerenCILCO, from The AES Corporation ("AES") on January 31, 2003, in accordance with the Commission's order in File No. 70-10078. See Ameren Corporation, et al., Holding Co. Act Release No. 27645 (Jan. 29, 2003) (the "CILCORP Order").

     Energy Communications, Inc. ("Ameren Communications"), an "exempt telecommunications company" under Section 34 of the Act;

o Ameren Energy Resources Company ("Ameren Energy Resources"), an intermediate non-utility holding company, which directly holds all of the outstanding voting securities of the following subsidiaries:(2) (1) Ameren Energy Development Company ("Ameren Energy Development"), an "exempt wholesale generator" ("EWG") under Section 32 of the Act which, in turn, owns all of the outstanding common stock of Ameren Energy Generating Company ("Ameren GenCo"), also an EWG;(3) (2) Ameren Energy Marketing Company ("Ameren Energy Marketing"), an "energy-related company" under
     Rule 58; (3) Ameren Energy Fuels and Services Company ("Ameren Fuels"), also an "energy-related company" under Rule 58, which, in turn, owns all of the membership interests of AFS Development Company, L.L.C. ("AFS Development"), an "energy-related company" organized to make investments in and engage in operating activities related to oil and gas, coal bed methane, and other energy commodities; (4) Illinois Materials Supply Co. ("Illinois Materials"), which was established to serve as an "enterprise zone" company in connection with purchasing goods, material and equipment for Ameren Energy Development and other non-utility associate companies; and (5) AmerenEnergy Medina Valley Cogen (No. 4), L.L.C. ("AmerenEnergy Medina Valley"), an intermediate non-utility holding company that indirectly through AmerenEnergy Medina Valley Cogen (No. 2), L.L.C., holds all of the membership interests in AmerenEnergy Medina Valley Cogen, L.L.C. ("AmerenEnergy Medina Valley Cogen"), an EWG, and directly holds all of the membership interests in AmerenEnergy Medina Valley Operations, L.L.C., which operates AmerenEnergy Medina Valley Cogen's generating facility;(4)

o Ameren Energy, Inc. ("Ameren Energy"), an "energy-related company" under Rule 58 that primarily serves as the short-term energy trading and marketing agent for AmerenUE and Ameren GenCo and provides a range of energy and risk management services; and

o CIPSCO Investment Company ("CIC"), which holds various nonregulated and passive investments, including passive investments in affordable housing projects that qualify for federal tax credits and investments in equipment leases.

               (c) Direct Non-Utility Subsidiary of AmerenUE. AmerenUE has one direct wholly-owned non-utility subsidiary, Union Electric Development Company


--------------------

(2) Ameren Energy Resources also directly holds 20% of the outstanding common stock of Electric Energy, Inc., an EWG.

(3) Ameren GenCo was organized in order to facilitate the restructuring of AmerenCIPS in accordance with the Customer Choice Law. In May 2000, Ameren GenCo acquired all of the existing generating assets of AmerenCIPS.

(4) Ameren acquired AmerenEnergy Medina Valley (formerly AES Medina Valley Cogen (No. 4), L.L.C.) from AES shortly after completing its acquisition of CILCORP, and subsequently contributed the membership interests in AmerenEnergy Medina Valley to Ameren Energy Resources.

("UEDC"), which holds investments in steam delivery systems, affordable housing projects that qualify for federal income tax credits, and other passive investments.(5)

               (d) Direct Non-Utility Subsidiaries of CILCORP. CILCORP directly owns all of the common stock of three non-utility subsidiaries, as follows:

o CILCORP Investment Management Inc. ("CIM"), which, through subsidiaries, manages CILCORP's investments in equipment leases, affordable housing projects that qualify for federal income tax credits, non-regulated independent power projects, and other passive investments;

o CILCORP Ventures Inc. ("CVI"), which, through a wholly-owned subsidiary, CILCORP Energy Services, Inc. ("CESI"), provides energy-related products and services, including gas management services for gas management customers; and

o QST Enterprises Inc. ("QST"), which, through subsidiaries, provides energy and related services in non-regulated retail and wholesale markets, including utility operations and maintenance services (primarily to one of AmerenCILCO's largest industrial customers), and holds interests in environmentally distressed parcels of real estate acquired for resale.(6)

               (e) Direct Non-Utility Subsidiaries of AmerenCILCO. In addition to CIGI (which, as indicated above, intends to relinquish its status as an EWG), AmerenCILCO directly owns all of the issued and outstanding common stock of two non-utility subsidiaries: CILCO Exploration and Development Company ("CILCO Exploration"), which engages in the exploration and development of gas, oil, coal and other mineral resources; and CILCO Energy Corporation ("CILCO Energy"), which was formed to research and develop new sources of energy, including the conversion of coal and other minerals into gas. Neither company conducts any significant business at this time.

     Ameren and its direct and indirect utility and non-utility subsidiaries named on the front cover of this Application/Declaration and described above are herein referred to collectively as the "Applicants."

     1.2 Financial Information: For the year ended December 31, 2001, Ameren reported total operating revenues of $4,505,867,000, of which approximately


----------------

(5) AmerenUE also directly holds 40% of the outstanding common stock of Electric Energy, Inc., an EWG.

(6) Under the CILCORP Order, the Commission reserved jurisdiction over Ameren's retention of certain direct and indirect non-utility subsidiaries and investments of CIM and CVI, and Ameren has committed to divest certain investments held by QST within three years of the date of the CILCORP Order.

92.2% were derived from electric operations, 7.64% from gas operations, and .2% from other operations.7 At September 30, 2002, Ameren had total assets of $11,214,000,000, including net property and plant of $8,689,000,000.

         As of September 30, 2002, Ameren's capitalization on a consolidated basis and the capitalization of AmerenUE and AmerenCIPS were as follows:

-------------------------   -----------   --------------   -----------------
                               Ameren        AmerenUE         AmerenCIPS
-------------------------   -----------   --------------   -----------------
Common equity                   50.7%          58.4%             45.5%
-------------------------   -----------   --------------   -----------------
Preferred stock equity           2.4%           2.4%              6.6%
-------------------------   -----------   --------------   -----------------
Long-term debt                  43.6%          32.9%             44.2%
-------------------------   -----------   --------------   -----------------
Short-term debt*                 3.3%           6.4%              3.7%
-------------------------   -----------   --------------   -----------------

*  including current portion of long-term debt.

     Ameren's senior unsecured debt securities are currently rated BBB+ by Standard & Poor's Inc. ("S&P") and A3 by Moody's Investors Service ("Moody's"). The first mortgage bonds of AmerenUE and AmerenCIPS are currently rated A- and A-, respectively, by S&P and A1 and A1, respectively, by Moody's.

     For the year ended December 31, 2001, CILCORP reported consolidated operating revenues of $814,870,000, of which $391,811,000 (48.1%) were derived from sales of electricity, $271,434,000 (33.3%) from sales of gas and gas transportation service, and $151,625,000 (18.6%) from CILCORP's non-utility operations. At September 30, 2002, CILCORP had $1,877,606,000 in total assets, including total net property, plant and equipment of $900,764,000.

     As of September 30, 2002, CILCORP's capitalization on a consolidated basis and the capitalization of AmerenCILCO were as follows:

--------------------------   --------------   ------------------
                                CILCORP          AmerenCILCO
--------------------------   --------------   ------------------
Common equity                    39.0%              48.6%
--------------------------   --------------   ------------------
Preferred stock equity            2.9%               5.5%
--------------------------   --------------   ------------------
Long-term debt                   56.2%              42.3%
--------------------------   --------------   ------------------
Short-term debt*                  1.9%               3.6%
--------------------------   --------------   ------------------

* including current portion of long-term debt.


-------------------

(7) Ameren adopted the provisions of Emerging Issues Task Force Issue 02-3 (EITF 02-3), "Issues Involved in Accounting for Contracts Involved in Energy Trading and Risk Management Activities," in the third quarter of 2002. EITF 02-3 requires revenues and costs associated with certain energy contracts to be shown on a net basis in the income statement (with no impact on operating or net income). EITF 02-3 requires retroactive application to all periods in which operating revenues and operating expenses are presented. Ameren intends to apply EITF 02-3 to operating revenues for the year ended December 31, 2001 included in its Annual Report on Form 10-K to be filed for the year ended December 31, 2002.

     CILCORP's senior notes are currently rated BBB+ by S&P and Baa2 by Moody's. AmerenCILCO's secured long-term debt is currently rated A- by S&P and A2 by Moody's.

     1.3  AmerenUE's and AmerenCIPS' Current Financing Authorization.
          ----------------------------------------------------------

          (a) External Short-term Debt and Interest Rate Hedging Transactions. By order dated March 13, 1998 in File No. 70-9133 (the "1998 Financing

Order"),(8) AmerenUE and AmerenCIPS are currently authorized for the period through February 27, 2003 to issue and sell commercial paper and to establish credit lines and issue notes thereunder evidencing unsecured short-term borrowings ("Short-term Debt"). AmerenUE is authorized to issue up to $575 million of commercial paper at any one time outstanding and borrow up to $425 million under credit lines. AmerenCIPS is authorized to issue up to $125 million of commercial paper at any one time outstanding and borrow up to $125 million under credit lines. Under the 1998 Financing Order, the effective cost of money on all Short-term Debt may not exceed 300 basis points over the six-month London Interbank Offered Rate ("LIBOR"). Issuance expenses in connection with any non-competitive offering of Short-term Debt may not exceed 5% of the principal amount thereof.

     At September 30, 2002, AmerenUE had committed bank lines totaling $85.5 million, all of which were unused and available. These lines are renewable annually at various dates throughout the year and are available to support AmerenUE's commercial paper program. The availability under these facilities at any point in time is reduced by the amount of commercial paper outstanding. At September 30, 2002, AmerenCIPS did not have outstanding any external short-term borrowings. AmerenCIPS had committed bank lines aggregating $15 million, all of which were unused and available.

     Under the 1998 Financing Order, AmerenUE and AmerenCIPS were also authorized to enter into interest rate hedging instruments with respect to outstanding indebtedness of such companies.(9_

          (b) Utility Money Pool. By order dated March 22, 1999 in File
No. 70-9423 (the "Money Pool Order"),(10) Ameren was authorized to establish and fund loans to AmerenUE, AmerenCIPS and Ameren Services through the Ameren Corporation System Utility Money Pool Agreement (the "Utility Money Pool") in order to provide for the short-term cash and working capital needs of these


-------------------

(8)  See Ameren Corporation, et al., Holding Co. Act Release No. 26841 (Mar. 13,
     1998). The 1998 Financing Order, solely as it relates to financing activities of Ameren, was amended by order dated April 26, 1999 (Holding Co. Act Release No. 27011), and subsequently superseded and replaced by order dated October 5, 2001 in File No. 70-9877. See Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) (the "2001 Ameren Financing Order").

(9) AmerenCILCO and CIGI are authorized under the CILCORP Order to issue Short-term Debt and/or make short-term borrowings from Ameren, in each case up to an aggregate amount at any time outstanding not to exceed $250 million, and to enter into interest rate hedging transactions, from time to time through March 31, 2006 (the last day of the proposed Authorization Period in this proceeding).

(10) See Ameren Corporation, et al., Holding Co. Act Release No. 26993 (Mar. 22,
     1999).

companies.(11) Further, to the extent not exempt under Rule 52, AmerenUE, AmerenCIPS, and Ameren Services are authorized to make borrowings from and extend credit to each other pursuant to the Utility Money Pool. Ameren may not make borrowings under the Utility Money Pool. AmerenUE is authorized to borrow up to $500 million at any one time outstanding under the Utility Money Pool.(12) If surplus funds made available by the participants in the Utility Money Pool are used to fund loans to AmerenUE, AmerenCIPS or Ameren Services, the interest rate applicable to such loans is equal to the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial commercial paper composite rate. If proceeds from external borrowings by any participant in the Utility Money Pool are used to fund loans, the interest rate is equal to the lending company's cost of borrowing. In cases where both surplus funds and external borrowings are used to fund loans to AmerenUE, AmerenCIPS or Ameren Services, the applicable interest rate is a blended rate. For the year ended December 31, 2001, the average interest rate on borrowings under the Utility Money Pool was 3.95%. Ameren Services is the administrator of the Utility Money Pool. The authorization period under the Money Pool Order is also through February 27, 2003.

     Ameren also maintains and funds loans to certain of its non-utility subsidiaries pursuant to the Ameren Corporation System Amended and Restated Non-Utility Money Pool Agreement (the "Non-Utility Money Pool") in order to provide for the short-term cash and working capital requirements of these subsidiaries. In addition to Ameren, which is not permitted to be a borrower under the Non-Utility Money Pool, the current participants in the Non-Utility Money Pool are Ameren Services, which also acts as the administrator of the Non-Utility Money Pool, Ameren Development, Ameren Energy, Ameren ERC, Ameren Energy Communications, Ameren Energy Resources, Ameren Energy Development, Ameren GenCo, Ameren Energy Marketing, Ameren Fuels, CIC, Illinois Materials, and UEDC. Ameren Services participates in the Non-Utility Money Pool as a borrower only and not as a lender.(13) Borrowings and extensions of credit by Ameren's non-utility subsidiaries under the Non-Utility Money Pool are exempt pursuant to Rule 52(b) and (d) and Rule 45(b)(1), as applicable.

     1.4 Overview of Proposed Transactions. The Applicants are requesting authorization herein for the period through March 31, 2006 (the "Authorization Period") (1) to extend and restate the external short-term financing and interest rate hedging authorization of AmerenUE and AmerenCIPS under the 1998 Financing Order, (2) to extend and continue the Utility Money Pool and Non-Utility Money Pool (to be re-designated as the "Non-State Regulated Subsidiary Money Pool") arrangements, and (3) to add AmerenCILCO as a participant in the Utility Money Pool and CILCORP, CIGI, certain non-utility subsidiaries of CILCORP (as identified below), and AmerenEnergy Medina Valley and its direct and indirect non-utility subsidiaries as participants in the


-------------------

11 Funds advanced by Ameren to the Utility Money Pool are derived from commercial paper sales and other short-term borrowings by Ameren authorized under the 2001 Ameren Financing Order, as well as surplus funds in the treasury of Ameren.

12 Borrowings by AmerenCIPS under the Utility Money Pool have been approved by the Illinois Commerce Commission ("ICC") and are therefore exempt under Rule 52(a). Borrowings by Ameren Services are exempt under Rule 52(b).

13 Any surplus funds that Ameren Services has on hand are invested in the Utility Money Pool.

Non-State Regulated Subsidiary Money Pool, in each case subject to all of the existing terms, conditions and limitations of the money pool agreements. Ameren is not requesting any new financing authority in this proceeding.

     1.5 Short-term Debt. AmerenUE and AmerenCIPS propose to issue and sell from time to time during the Authorization Period Short-term Debt in an aggregate principal amount at any time outstanding not to exceed, when added to any borrowings by such companies under the Utility Money Pool, $1 billion in the case of AmerenUE and $250 million in the case of AmerenCIPS. Short-term Debt may include commercial paper notes, bank notes, and other forms of short-term indebtedness. All Short-term Debt will have maturities of less than one year from the date of issuance.

     Commercial paper will be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     AmerenUE and AmerenCIPS also propose to establish and maintain back-up credit facilities and other credit facilities with banks or other financial institutions to support their commercial paper program(s) and other credit and/or borrowing facilities generally available to borrowers with comparable credit ratings as they may deem appropriate in light of their needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limits on Short-term Debt.

     The effective cost of money on all Short-term Debt will not exceed at the time of issuance the greater of (i) 300 basis points over six-month LIBOR, or
(ii) a gross spread over six-month LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Issuance expenses in connection with any non-competitive offering of Short-term Debt will not exceed 5% of the principal amount thereof.

     The Applicants represent that, except for securities issued for the purpose of funding money pool operations, no Short-term Debt may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Ameren that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Applicants request that the Commission reserve jurisdiction over the issuance of any Short-term Debt securities that are rated below investment grade.

     1.6  Hedging Transactions.
          --------------------

          (a) Interest Rate Hedges. AmerenUE and AmerenCIPS also request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage the effective interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from another NRSRO.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          (b) Anticipatory Hedges. In addition, AmerenUE and AmerenCIPS request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"),
(iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or
(v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, Chicago Mercantile Exchange or other financial exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. AmerenUE and AmerenCIPS will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     Each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under the current Financial Accounting Standards Board

("FASB") guidelines in effect and as determined at the time entered into. Further, the applicants will comply with the Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB.(14)

     1.7 Utility Money Pool. Ameren, AmerenUE, AmerenCIPS, and Ameren Services seek authorization to continue their participation in the Utility Money Pool, subject to all of the terms, conditions and limitations set forth in the Money Pool Order. AmerenUE requests authority to borrow up to $500 million at any time outstanding under the Utility Money Pool. Ameren will continue to participate in the Utility Money Pool as a lender only and may not make any borrowings from or receive any extension of credit through the Utility Money Pool. In addition, AmerenCILCO proposes to become a participant in the Utility Money Pool, subject to receiving approval from the ICC.(15) It is requested that the Commission reserve jurisdiction over AmerenCILCO's participation in the Utility Money Pool pending completion of the record.

     Ameren will continue to fund loans to Utility Money Pool participants with the proceeds of commercial paper sales and other short-term borrowings by Ameren authorized under the 2001 Ameren Financing Order, as well as surplus funds in the treasury of Ameren. Ameren is not requesting any new financing authority in this proceeding.

     In accordance with the terms and provisions of the Utility Money Pool, funds will be available from the following sources for short-term loans to AmerenUE, AmerenCIPS, AmerenCILCO and Ameren Services, from time to time: (1) surplus funds in the treasuries of AmerenUE, AmerenCIPS, AmerenCILCO and Ameren Services, (2) surplus funds in the treasury of Ameren, and (3) proceeds from bank borrowings and the sale of commercial paper by Ameren, AmerenUE, AmerenCIPS, AmerenCILCO and Ameren Services ("External Funds"). Funds will be made available from such sources in such other order as Ameren Services, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Utility Money Pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool, or shall lend such funds to the Utility Money Pool, will be made by such participant's Treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.

     Utility Money Pool participants that borrow will borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such


-------------------

14 The authority sought for interest rate hedging transactions in this Application/Declaration is identical to the authorization previously granted to Ameren under the 2001 Ameren Financing Order.

15 Utility Money Pool borrowings by AmerenCIPS will continue to be exempt under Rule 52(a) because such borrowings have been approved by the ICC. Likewise, borrowings by AmerenCILCO will be exempt under Rule 52(a) upon receipt of approval by the ICC. Borrowings by Ameren Services under the Utility Money Pool will be exempt under Rule 52(b).

lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Ameren and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower will borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

     Certain additional terms of the Utility Money Pool are described below:

          Interest Rate on Loans. If only Internal Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such Internal Funds will be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial commercial paper composite rate (or if no such rate is established for that day, then the applicable rate would be the rate for the next preceding day for which such rate was established).

          If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

          In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds will be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowing.

          Certain Costs. The cost of compensating balances and/or fees paid to banks to maintain credit lines by Utility Money Pool participants lending External Funds to the Utility Money Pool will initially be paid by the participant maintaining such line. Commitment fees will be allocated by usage of proceeds. A portion of such costs, or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool, will be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

          Investment of Surplus Funds. Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) will ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks;
(ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;
(iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than A by a nationally recognized rating agency; (iv) commercial paper rated not less than A-1 or P-1 or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit and bankers acceptances;
(vii) Eurodollar certificates of deposit or time deposits; (viii) investment grade medium term notes, variable rate demand notes and variable rate preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          Allocation of Interest Income and Investment Earnings. The interest income and investment income earned on loans and investments of surplus funds will be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

          Repayment. Each applicant receiving a loan through the Utility Money Pool will be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand or on a date agreed by the parties to the transaction, but in any event within one year of the date on which such loan was made. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty. Interest will be accrued by each borrower monthly.

          Form of Loans to Applicants. Under the authorization requested herein, all loans through the Utility Money Pool will be made on or before March 31, 2006 and will be made pursuant to open-account advances, repayable upon demand or on a date agreed by the parties to the transaction, but in any event not later than one year after the date of the advance; provided, that each lending party will at all times be entitled to receive upon demand one or more promissory notes evidencing any and all loans by such lender. Any such note shall: (a) be substantially in the form of Exhibit A to the form of Utility Money Pool Agreement filed herewith, (b) be dated as of the date of the initial borrowing, (c) mature on demand or on a date agreed by the parties to the transaction, but in any event not later than one year after the date of the applicable borrowing, and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.

          Operation. Operation of the Utility Money Pool, including record keeping and coordination of loans, will be handled by Ameren Services under the authority of the appropriate officers of the participating companies. Ameren Services will continue to administer the Utility Money Pool on an "at cost" basis.

     1.8 Non-State Regulated Subsidiary Money Pool. Ameren also proposes to continue to maintain and fund loans to certain of its direct and indirect non-utility subsidiaries pursuant to a new Non-State Regulated Subsidiary Money Pool Agreement, the form of which is filed herewith as Exhibit B-2. As is the case with the current Non-Utility Money Pool, Ameren will participate in the Non-State Regulated Subsidiary Money Pool solely as a lender and may not make any borrowings from or receive any extension of credit through the Non-State Regulated Subsidiary Money Pool. CILCORP also proposes to participate in the Non-State Regulated Subsidiary Money Pool as a lender only and will not be permitted to make borrowings from or receive any extension of credit through the

Non-State Regulated Subsidiary Money Pool. Ameren Services will participate in the Non-State Regulated Subsidiary Money Pool (as it currently does in the Non-Utility Money Pool) solely as a borrower.

     CIGI also proposes to become a participant in the Non-State Regulated Subsidiary Money Pool. Although CIGI will be an "electric utility company" under the Act at such time as it relinquishes EWG status, for purposes of state regulation in Illinois, CIGI will be considered to be a "non-regulated" affiliate of AmerenCILCO and therefore cannot participate in the Utility Money Pool. CIGI is requesting authorization to borrow up to $250 million at any time outstanding under the Non-State Regulated Subsidiary Money Pool. The Applicants request that the Commission reserve jurisdiction over CIGI's participation in the Non-State Regulated Subsidiary Money Pool pending completion of the record.

     The interest rate payable on borrowings from and loans to the Non-State Regulated Subsidiary Money Pool and the allocation of fees and investment income to participants will be determined in the same manner described above in connection with the Utility Money Pool.

     The following direct and indirect subsidiaries of Ameren will be participants in the Non-State Regulated Subsidiary Money Pool:

     Ameren Services (solely as a borrower)
     Ameren Development
     Ameren ERC
     Ameren Communications
     Ameren Energy Resources
     Ameren Energy Development
     Ameren GenCo
     Ameren Fuels
     AFS Development
     Illinois Materials
     UEDC
     CIC
     CILCORP (solely as a lender)
     CIGI
     CIM
     CVI
     CESI
     QST
     CILCO Exploration
     CILCO Energy
     AmerenEnergy Medina Valley
     AmerenEnergy Medina Valley Cogen (No. 2), L.L.C.
     AmerenEnergy Medina Valley Cogen
     AmerenEnergy Medina Valley Operations, L.L.C.

     The Commission is requested to reserve jurisdiction over the participation in the Non-State Regulated Subsidiary Money Pool of any other direct or indirect, current or future, non-utility subsidiary of Ameren.

     1.9 Relationship to Orders in Other Proceedings. Upon the effective date of the Commission's order in this proceeding, Ameren and its pre-CILCORP subsidiaries will relinquish their authority under the 1998 Financing Order (File No. 70-9133) and the Money Pool Order (File No. 70-9423), except with respect to any Short-term Debt, Utility Money Pool borrowings or loans, Interest Rate Hedges, or Anticipatory Hedges that are outstanding on such date, which shall expire or terminate in accordance with their terms. The order issued in this proceeding will not affect the existing financing authorization of CILCORP, AmerenCILCO and CIGI, as set forth in the CILCORP Order.

     1.10 Certificates under Rule 24. The Applicants propose to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (a) The amount and terms of Short-term Debt issued by AmerenUE and AmerenCIPS (other than through the Utility Money Pool) during the quarter;

          (b) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

          (c) The maximum outstanding amount of all borrowings from and loans to the Utility Money Pool and the Non-State Regulated Subsidiary Money Pool by each money pool participant during the quarter, and the rate or range of rates charged on borrowings by eligible Utility and Non-State Regulated Subsidiary Money Pool participants and paid on loans to Utility and Non-State Regulated Subsidiary Money Pool participants during the quarter;(16)

          (d) Consolidated balance sheets of Ameren, AmerenUE, AmerenCIPS, CILCORP, AmerenCILCO and CIGI as of the end of the calendar quarter, which may be incorporated by reference to filings by such companies under the Securities Act of 1933 or Securities Exchange Act of 1934.


-------------------



16 For convenience and in order to simplify reporting, it is proposed that all Utility Money Pool activity and all Non-State Regulated Subsidiary Money Pool activity, including transactions that are exempt under Rules 52 and 45(b)(1), be reported as part of the quarterly Rule 24 certificate. 15

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $10,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     3.1  General. Sections 6(a), 7, 9(a)(1), 9(c)(3), 10, 12(b) and 12(f) of
the Act and Rules 40, 42, 43, 45, and 54 thereunder are applicable to the proposed transactions.

     3.2 Compliance with Rule 54. The transactions proposed herein are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of an EWG or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. These standards are met.

     Rule 53(a)(1): Ameren's "aggregate investment" (as defined in
Rule 53(a)(1)) in EWGs as of September 30, 2002 was $406,397,430, or approximately 23.1% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended September 30, 2002 ($1,757,119,306). On a pro forma basis, to take into account Ameren's investment in AmerenEnergy Medina Valley, Ameren's "aggregate investment" would be $432,297,155, or about 24.6% of "consolidated retained earnings" for the four quarters ended September 30, 2002. Ameren does not currently hold an interest in any FUCO.

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Ameren will submit a copy of each Application/Declaration relating to investments in EWGs and FUCOs and copies of any related Rule 24 certificates, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVAL.

     The participation of AmerenCIPS and AmerenUE in the Utility Money Pool has been approved by the ICC. (See Exhibit D-2). The participation of AmerenCILCO in the Utility Money Pool also requires approval of the ICC. Copies of AmerenCILCO's application to the ICC and the ICC's order will be filed by post-effective amendment in this proceeding as Exhibit D-3 and Exhibit D-4, respectively. The Commission is requested to reserve jurisdiction over AmerenCILCO's participation in the Utility Money Pool pending completion of the record. No other state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

ITEM 5.  PROCEDURE.

     The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration, and no hearing has been requested. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless such Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

               A.  EXHIBITS.
                   --------

               A       None.

               B-1 Utility Money Pool Agreement (incorporated by reference to Exhibit B to Form U-1
                       Application/Declaration, dated November 25, 1998, in File No. 70-9423).

               B-2 Form of Non-State Regulated Subsidiary Money Pool Agreement. (Previously filed).

               C       None.

               D-1 Application by Ameren, AmerenCIPS, AmerenUE and Ameren Services to Illinois Commerce Commission (incorporated by reference to Exhibit D-1 to Form U-1 Application/Declaration, dated November 25, 1998, in File No. 70-9423).

               D-2 Illinois Commerce Commission Order (incorporated by reference to Exhibit D-2 to Form U-1
                       Application/Declaration, dated November 25, 1998, in File No. 70-9423).

               D-3 Application by AmerenCILCO to Illinois Commerce Commission for Authorization to Participate in Utility Money Pool. (To be filed by post-effective amendment).

               D-4     Order of the Illinois Commerce Commission
                       Approving Participation of AmerenCILCO in Utility Money Pool. (To be filed by post-effective amendment).

               E       None.

               F       Opinion of Counsel. (Filed herewith).

               G       Proposed Form of Federal Register Notice.
                       (Previously filed).

               B.  FINANCIAL STATEMENTS.
                   --------------------

               FS-1    Consolidated Balance        Incorporated by reference
                       Sheet and Statement of      to the Quarterly Report
                       Income of Ameren            of Ameren Corporation on
                       Corporation as of and for   Form 10-Q for the quarter
                       the nine months ended       ended September 30, 2002
                       September 30, 2002          in File No. 1-14756

               FS-2    Balance Sheet and Income    Incorporated by reference
                       Statement of Union          to the Quarterly Report
                       Electric Company as of      of Union Electric Company
                       and for the nine months     on Form 10-Q for the
                       ended September 30, 2002    quarter ended September 30,
                                                   2002 in File No. 1-2967

               FS-3    Balance Sheet and Income    Incorporated by reference
                       Statement of Central        to the Quarterly Report
                       Illinois Public Service     of Central Illinois
                       Company as of and for the   Public Service Company on
                       nine months ended           Form 10-Q for the quarter
                       September 30, 2002          ended September 30, 2002
                                                   in File No. 1-3672

               FS-4    Consolidated Balance        Incorporated by reference
                       Sheet and Statement of      to the Quarterly Report
                       Income of CILCORP Inc.      on Form 10-Q of CILCORP
                       as of and for the nine      Inc. for the period ended
                       months ended                September 30, 2002 in
                       September 30, 2002          File No. 1-8946

               FS-5    Consolidated Balance        Incorporated by reference
                       Sheet and Statement of      to the Quarterly Report
                       Income of Central           on Form 10-Q of Central
                       Illinois Light Company as   Illinois Light Company
                       of and for the nine         for the period ended in
                       months ended                File No. 1-2732 September 30,
                       September 30, 2002          2002

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amended
Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.

                                       AMEREN CORPORATION
                                       UNION ELECTRIC COMPANY
                                       CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                       AMEREN SERVICES COMPANY
                                       AMEREN ENERGY, INC.
                                       AMEREN DEVELOPMENT COMPANY
                                       AMEREN ERC, INC.
                                       AMEREN ENERGY COMMUNICATIONS, INC.
                                       AMEREN ENERGY RESOURCES COMPANY
                                       AMEREN ENERGY DEVELOPMENT COMPANY
                                       AMEREN ENERGY GENERATING COMPANY
                                       AMEREN ENERGY MARKETING COMPANY
                                       AMEREN ENERGY FUELS AND SERVICES COMPANY
                                       AFS DEVELOPMENT COMPANY LLC
                                       ILLINOIS MATERIALS SUPPLY CO.
                                       UNION ELECTRIC DEVELOPMENT CORPORATION
                                       CIPSCO INVESTMENT COMPANY

                                       By: /s/ Steven R. Sullivan
                                          -----------------------
                                       Name:  Steven R. Sullivan
                                       Title: Vice President Regulatory Policy,
                                              General Counsel and Secretary

                       (signatures continued on next page)

                                       CILCORP INC.
                                       CENTRAL ILLINOIS LIGHT COMPANY
                                       CENTRAL ILLINOIS GENERATION, INC.
                                       CILCORP INVESTMENT MANAGEMENT INC.
                                       CILCORP VENTURES INC.
                                       QST ENTERPRISES INC.
                                       CILCORP ENERGY SERVICES INC.
                                       CILCO EXPLORATION AND DEVELOPMENT
                                             COMPANY
                                       CILCO ENERGY CORPORATION


                                       By: /s/ Steven R. Sullivan
                                           ----------------------
                                       Name:    Steven R. Sullivan
                                       Title:   Secretary


                                       AMERENENERGY MEDINA VALLEY COGEN (NO. 4),
                                             L.L.C.
                                       AMERENENERGY MEDINA VALLEY COGEN, L.L.C.
                                       AMERENENERGY MEDINA VALLEY COGEN (NO. 2),
                                             L.L.C.
                                       AMERENENERGY MEDINA VALLEY OPERATIONS,
                                             L.L.C.


                                       By: /s/ Jerre E. Birdsong
                                           ---------------------
                                       Name:    Jerre E. Birdsong
                                       Title:   Vice President and Treasurer


Date:  February 27, 2003